EXHIBIT 99.1

Galapagos and Gilead in Advanced Discussions to Collaborate on Advancing First in Class T Cell Engager Program for Autoimmune Diseases

Galapagos intends to enter into a strategic collaboration with Gilead following Gilead's acquisition of Ouro Medicines

New partnership structure would achieve meaningfully improved financial terms and flexibility for Galapagos

Following this potential transaction, the Company will continue to have a majority of its capital available for additional strategic transactions and other capital allocation priorities

Mechelen, Belgium; March 23, 2026, 23:02 CET; regulated information – inside information — Galapagos NV (Euronext & NASDAQ: GLPG) today announced that, following Gilead’s entering into a definitive agreement to acquire Ouro Medicines, a privately held biotechnology company focused on developing T cell engager therapies for autoimmune diseases, Galapagos and Gilead are in advanced partnership discussions.

The acquisition by Gilead relates to OM336 (gamgertamig), a clinical‑stage BCMAxCD3 T cell engager. OM336 is designed to enable rapid and deep B‑cell depletion following a limited subcutaneously administered treatment course. In ongoing Phase 1/2 clinical studies, OM336 has demonstrated transformative efficacy and a differentiated safety profile after a single treatment cycle in severe antibody-mediated orphan diseases including autoimmune hemolytic anemia (AIHA) and immune thrombocytopenia (ITP). Gamgertamig has been granted both Fast Track and Orphan Drug Designation by the U.S. FDA for the treatment of AIHA and ITP and is expected to enter registrational studies in 2027.

BCMA‑targeted T cell engagers are being investigated as a precision approach for severe inflammatory and autoimmune diseases by eliminating pathogenic B cells and plasma cells. By redirecting a patient’s own T cells toward BCMA‑expressing plasma cells, clinical data suggest these agents can reduce inflammation, improve organ‑level disease, and in some cases enable durable, drug‑free remission without ongoing immunosuppression.

“As Galapagos established a relationship with Ouro this past year, we have been impressed with the emerging clinical profile of gamgertamig, its clinically de-risked lead program, and the capability of the Ouro team,” said Henry Gosebruch, Chief Executive Officer of Galapagos. “This is an exciting day in the transformation of Galapagos. We look forward to finalizing our discussions with Gilead and, at the appropriate time, providing additional information regarding the gamgertamig clinical program, along with further describing the proposed improved financial partnership terms and the meaningful flexibility in our relationship with Gilead.”

“From the outset, we saw the potential for gamgertamig to redefine the standard of care for immune-mediated diseases,” said Jaideep Dudani, PhD, Co-Founder and Chief Executive Officer of Ouro Medicines. “Since then, we’ve taken meaningful steps to advance that vision, with multiple trials now underway. With support from Gilead and Galapagos, we can build on the strong early foundation—leveraging its proven track record in late stage development, launch, and commercialization to accelerate our programs and help deliver on the promise gamgertamig holds for patients with immune-mediated diseases, following our initial collaboration with Keymed Biosciences.”

Terms of the intended strategic partnership with Gilead
Under the terms of the agreement between Gilead and Ouro Medicines, Gilead will acquire all of the outstanding equity of Ouro Medicines for a total of $1,675 million in cash consideration, subject to customary adjustments, which is payable at closing, and up to $500 million in contingent milestone payments. Closing of the transaction between Gilead and Ouro is subject to expiration or termination of certain regulatory filings by Gilead and other customary conditions.

Galapagos is currently in advanced discussions with Gilead regarding a potential strategic collaboration with respect to the acquired Ouro Medicines assets. The arrangements between Galapagos and Gilead are contemplated to include the following key terms:

  Galapagos would pay 50% of the upfront consideration and 50% of any contingent milestone payments payable to Ouro Medicines’ shareholders.
  Galapagos would absorb substantially all of Ouro Medicine’s operating assets and retain all Ouro Medicine employees to develop the assets.
  Galapagos and Gilead would collaborate on the development of OM336 (gamgertamig), with Galapagos responsible for development costs through initiation of registrational studies. Registrational study costs would be shared equally between the parties.
  Gilead would retain sole worldwide commercialization rights (other than in Greater China where Keymed Biosciences has existing commercialization rights) and Gilead would pay Galapagos royalties of 20%-23% of net sales.
  Amended legacy Galapagos Option License and Collaboration Agreement (“OLCA”) to allow for up to $500 million of current cash to be used freely by Galapagos, including up to $150 million for potential share repurchases.

In addition, as part of the strategic collaboration, it is expected that an initial amount of $500 million of Galapagos’ cash would be exempted from the terms of the Option, License and Collaboration Agreement by and between Galapagos NV and Gilead Sciences, Inc. dated as of July 14, 2019 (the “OLCA”). This exemption would permit Galapagos to use such funds to acquire, initiate or develop research programs, independently from Gilead and outside the terms of the OLCA (subject to a cap of $150 million on the use of such funds to repurchase its shares, pay dividends or make any other distributions on capital stock of Galapagos).

No assurances can be given regarding the terms and details of the partnering arrangements (including that the above described terms represent all of the material terms that will be included in such partnering arrangements), that any partnering arrangement will be agreed between Galapagos and Gilead, that the Galapagos’ related party procedures will be completed with an approval of such partnering arrangement, that the terms of any partnership arrangement will not differ materially from the terms described herein, or that the partnering arrangements will be consummated in accordance with any agreement regarding the same.

Galapagos would expect to host a webcast providing further details to the extent the Company completes the related party procedure process and enters into a formal agreement with Gilead.

Morgan Stanley & Co., LLC is acting as financial advisor to Galapagos. Paul, Weiss, Rifkind, Wharton & Garrison LLP and Linklaters LLP are serving as legal counsel to Galapagos.

This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (market abuse regulation).

About OM336
OM336 is an investigational BCMAxCD3 bispecific T-cell engager for the treatment of autoantibodies driven immune-mediated disease. OM336 has been granted Orphan Drug Designation and Fast Track Designation by the U.S. Food and Drug Administration for certain autoimmune diseases. OM336 is under an open IND in the U.S. and is expected to enter registrational studies in 2027. OM336 is in-licensed by Ouro Medicines from Keymed Biosciences, which owns the rights to develop the program in Greater China.

About Galapagos
Galapagos is a biotechnology company built to bring meaningful medicines to patients with serious diseases in therapeutic areas of unmet need. The Company combines world-class deal making expertise with capital to identify, acquire, and advance promising opportunities that have the potential to drive value for patients and shareholders. Applying a modality-agnostic asset selection approach and operational flexibility, Galapagos prioritizes oncology and immunology & inflammation programs with clear clinical proof-of-concept in emerging areas. For more information, visit www.glpg.com or follow us on LinkedIn or X.

About Ouro Medicines
Ouro Medicines is a clinical stage biotechnology company dedicated to developing immune reset therapeutics for people living with chronic immune-mediated diseases. Ouro’s approach is focused on leveraging T cell engagers in B cell-mediated diseases to achieve immune resets that create durable remissions without ongoing immunosuppression. Based in San Francisco and launched in 2025, Ouro was founded by Monograph Capital in partnership with GSK. Ouro is also backed by leading investors TPG, NEA and Norwest. For more information visit www.ouromedicines.com or follow us on LinkedIn.

About Gilead Sciences
Gilead Sciences, Inc. is a biopharmaceutical company that has pursued and achieved breakthroughs in medicine for more than three decades, with the goal of creating a healthier world for all people. The company is committed to advancing innovative medicines to prevent and treat life-threatening diseases, including HIV, viral hepatitis, COVID-19, cancer, and inflammation. Gilead operates in more than 35 countries worldwide, with headquarters in Foster City, Calif.

For further information, contact Galapagos:
Investor Relations & Media
Sherri Spear

+1 412 522 6418
ir@glpg.com

Forward-looking statements
This press release contains forward-looking statements, all of which involve certain risks and uncertainties. These statements are often, but are not always, made through the use of words or phrases such as “believe,” “anticipate,” “expect,” “intend,” “plan,” “seek,” “upcoming,” “future,” “estimate,” “may,” “will,” “could,” “would,” “potential,” “forward,” “goal,” “next,” “continue,” “should,” “encouraging,” “aim,” “progress,” “remain,’ “explore,” “further” as well as similar expressions. These statements include, but are not limited to, statements regarding our business development strategy, including the potential partnering arrangements between Galapagos and Gilead, and the final terms and expected benefits of such opportunities and partnership; statements regarding the potential acquisition by Gilead of Ouro Medicines; and statements relating to the expected benefits and potential of gamgertamig and BCMA‑targeted T cell engagers; statements regarding the potential attributes and benefits of our product candidates, statements regarding our commercialization efforts for our product candidates and any of our future approved products, if any. Galapagos cautions the reader that forward-looking statements are based on our management’s current expectations and beliefs and are not guarantees of future performance. Forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause actual events, financial condition and liquidity, performance or achievements, or the industry in which we operate, to be materially different from any historic or future results, financial conditions, performance or achievements expressed or implied by such forward-looking statements. In addition, even if our results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Such risks include, but are not limited to, the risk that the potential acquisition by Gilead of Ouro Medicines is not consummated in the expected timing and terms, or at all; the risk that our potential partnership with Gilead is not consummated in the expected timing or at all (including as a result of our related party procedures and our ability to satisfy legal and regulatory requirements), or if consummated, the risk that we are not able to realize the benefits of such partnership; the risk that final terms of such partnership materially deviate from those described in this press release; the risk that our financial estimates may be incorrect (including because one or more of its assumptions underlying our revenue or expense expectations may not be realized); the risk that we will not be able to execute on our currently contemplated business plan or strategy and/or will revise our business plan or strategy; risks related to our ability to successfully identify, pursue and consummate new transformational business development transactions, including our ability to identify product candidates that will have commercial success and/or be profitable; the risk that the commercial potential of OM336 (gamgertamig) proves to be inaccurate; the impact of this press release on our business relationships, employee retention and hiring, and stock price; the inherent risks and uncertainties associated with competitive developments, clinical trials, recruitment of patients, product development activities and regulatory approval requirements; risks related to our reliance on collaborations with third parties (including, but not limited to, our collaboration partner Gilead); and the risk that our estimates regarding the commercial potential of our product candidates (if approved) or expectations regarding the costs and revenues associated with the commercialization rights may be inaccurate. A further list and description of these risks, uncertainties and other risks can be found in our filings and reports with the Securities and Exchange Commission (SEC), including in our most recent annual report on Form 20‐F filed with the SEC and our subsequent filings and reports filed with the SEC. Given these risks and uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. In addition, even if the result of our operations, financial condition and liquidity, or the industry in which we operate, are consistent with such forward-looking statements, they may not be predictive of results, performance or achievements in future periods. These forward-looking statements speak only as of the date of publication of this release. We expressly disclaim any obligation to update any such forward-looking statements in this release to reflect any change in our expectations or any change in events, conditions or circumstances, unless specifically required by law or regulation.